Upon notice duly given, a special meeting of shareholders of Calvert VP MidCap Value Portfolio (the "Portfolio") was held on April 15, 2011, for the purpose of voting on the merger of the Portfolio into Calvert VP S&P MidCap 400 Index Portfolio, a series of Calvert Variable Products, Inc. With regard to the item being voted, the merger was approved with the following votes:

Affirmative:	1,072,340.472
Against:	7,157.403
Abstain:	62,023.326